Gilbert (Gibb) Clarke
949.933.8730

gibbclarke@me.com

Work Experience

2011-2014 BLOCKADE MEDICAL LLC, Irvine CA www.blockademedical .com
Co-Founder, Chief Executive Officer, Director

- Co-Founded Blockade Medical in October of 2011 with the vision of bringing high quality economically priced medical devices to the global neurovascular market.
- Successfully raised $7.0M (US) in multiple rounds of equity financing from Strategic, private, and angel investors.
- Developed and led international sales strategy, resulting in Blockade products being approved, registered, marketed, and sold through direct and distributed models in over 45 countries within 24 months of company formation.
- Achieved global sales from inception through 2014 of $8.7M (US) on $7.0M (US) in investment capital.
- Successfully grew revenue from $800K in 2012 to $5.5M in 2014, exceeding all corporate goals for both global revenue and gross margins.
- Along with legal counsel, developed legal and regulatory strategy to petition US Departments of Treasury and Commerce for humanitarian device exemption to allow for importation and sale of Blockade products in the country Cuban, resulting in near commercial monopoly and two year exclusive license for Blockade Medical.
- Identified and recruited early key development personnel, resulting in ISO 13485 certification in less than 5 months and CE Mark for the Barricade Coil System in 10 months, allowing company to generate revenue less than one year from formation.
- Successfully grew company from formation to forty five (45) FTE's and managed the creation of all functional departments for the company.
- Instituted and managed company benefits program to include 401K, health, dental, and vision, making it possible for the company to attract key employees in a competitive marketplace.
- Identified key scientific advisors and created scientific advisory board, resulting in rapid customer feedback and significant product improvement initiatives by company.

2006-2011 PULSAR VASCULAR INC, San Jose CA www.pulsarvascular.com
Co-Founder, Chief Operating Officer, Director

- Co-founded Pulsar Vascular with Dr. Joe Eskridge of Seattle Washington to address clinically unmet need of challenging bifurcation aneurysms.
- Successfully raised $15M dollars in multiple equity rounds for Pulsar Vascular from venture capital community.
- Filed for and received two humanitarian Use Designations (HUD), greatly reducing regulatory risk for Pulsar Vascular, less than2% of HDE applications are approved.
- Identified and successfully received ethics committee approval at multiple FIM clinical sites in Hungary and Argentina resulting in a clear path to First in Man clinical trials for the company.
- Successfully argued key patent claims for company in front of United States Patent Office, allowing for successful claims issuance on key intellectual property assets and ability of company to protect proprietary tyechnology.
- Managed and executed company's preclinical animal work to include species selection, endovascular model development, site selection, histology and pathology.
- Designed and developed original Pulsar Vascular endovascular clip concepts, successfully testing in preclinical models and finalizing design for eventual first in man trials.
- Co-inventor on multiple device applications pursued by company for terminal bifurcation aneurysms of the basilar apex and carotid terminus.
- In charge of all accounting and finance activities for 3.5 years, to include AP/AR, Financial reporting and all tax matters.

2003-2006 SWEDISH NEUROSCIENCE INSTITUTE
Co-Founder & Director of Business Development

- Successfully raised $35M for center development to include expansion of OR/IR as well as significant expansion of technology and physician staffing levels required for Center of Excellence.
- Responsible for early stage idea assessment and funding selection of concepts for both intellectual property and prototype feasibility testing at neuroscience center of excellence.
- Created full financial operating budget for proposed Swedish Neuroscience Center of Excellence, resulted in hospital board approval of project based on required internal rates of return by hospital for investment.
- Created full financial model for the development and investment in both CT and MR facilities, hospital ended up investing in capital and infrastructure developments to fund both CT and MR capabilities in conjunction with center of excellence development.

1990-1998 UNITES STATES MARINE CORPS, Joint Special Operations Command (JSOC)
Force Reconnaissance Team Leader/ Combat Emergency Medical Technician

- Trained as and served in a Combat EMT function, serving in live combat operations in Desert Storm, Somalia and the Middle East.
- Tactical team leader for special operations troops and 36 Marines, full tactical readiness and personnel responsibility, received numerous citations and awards for performance in this role.
- Developed novel water born extraction techniques for wounded personnel in conjunction with UN Naval Submarine Fleet Pacific, resulting in a critical extract method that both minimized patient safety as well as reduced time on surface for critical submarine fleet vessels.
- Developed standard operating procedures for clandestine insertion and extraction techniques utilizing submarine fleet, offering new method for small units to obtain critical information and intelligence on enemy troop movements.
- Performed joint training and live operations with special operations forces from over 40 allied countries to include France, Israel, England, and Spain.
- Additional military schools attended include: Marine Reconnaissance Course, Army Ranger School, Military jump school, Military Free Fall School, and Army Jump Master School.

Other Experience

Fluent in all Microsoft Office products and advanced user of excel spreadsheet techniques for financial model development. Fluent on both PC and Macintosh operating systems. As well as comfortable with most PACS and hospital software systems.
Speak Spanish at a very high level. Avid outdoorsman and endurance athlete competing in multiple disciplines.

Education

2001-2003 DUKE UNIVERSITY, FUQUA SCHOOL OF BUSINESS, Durham NC
Masters in Business Administration
- Concentration in Health Sector Management program.
- Deans list all quarters with a GPA of 3.75.
- Co-Founder Fuqua leadership program, program has now been combined with the "Coach K, Fuqua School of Business Leadership Conference" held annually at Duke University.

1998-2001 THE UNIVERSITY OF COLORADO at BOULDER, Boulder, Colorado.
Bachelor of Arts in Political Science and Philosophy
- Completed double major in 2.5 years, GPA 3.85.
- Deans List all quarters.

US AND WORLD PATENTS AND PATENTS PENDING

- US 2006/0264907 A1, Improved catheters have variable stiffness mechanisms for selective stiffness for stability and flexibility for navigation
- US 2006/0264905 A1, Improved catheters having atraumatic tip configurations
- US 2007/0191884 A1, Methods and Systems for Endovascularly clipping Repairing lumen and Tissue Defects
- US 2007/0088387 A1, Implantable Aneurysm Closure System and Methods
- US 2008/ 61/094693, System and Methods for supporting a physiological opening
- US 2009/ 61240180, System and method for supporting a physiological opening, for retaining embolic materials within and opening, for diverting flow from an opening, and for occluding flow from an opening
- US 2009/ 12/554850, System and Methods for supporting or Occluding a Physiological Opening or Cavity
- US 2010, 61/313096, System and Methods for enclosing a physiological opening
- US 2010/0094335 A1, System and Method for Supporting or Occluding a Physiological Opening or Cavity ·
- WO 2006/ 119422 A2, Improved catheter systems
- WO 2007/ 047851 A2, Methods and Systems for Endovascularly clipping Repairing lumen and Tissue Defects
- WO 2010/ 028314 A1, System and Method for Supporting or Occluding a Physiological Opening or Cavity
- *Additional country specific applications filed for above references in numerous countries to include India, China, Australia, European Union, Canada and others.*